Patria Investments Announces Agreement to Acquire Private Equity Solutions Business from abrdn to Expand Global Private Markets Capabilities Team and platform manage $7.8 billion in Fee Earning Assets Under Management across mid-market Primaries, Secondaries and Co-investment strategies; the deal includes total consideration of up to £100 million, and will launch Global Private Markets Solutions as a new investment strategy vertical for Patria in 2024 GRAND CAYMAN, Cayman Islands, October 16, 2023 – Patria Investments Limited (“Patria”) (NASDAQ: PAX), a global alternative asset manager and industry leader in Latin America, announced today an agreement for the carve-out acquisition of a private equity solutions business (“abrdn Private Equity”) from abrdn Inc. (“abrdn”). Over three decades, Patria has built extensive capabilities as a trusted partner for both global and local investors to access alternative investments in Latin America. Patria currently manages $1.3 billion of Fee Earning AUM (“FEAUM”) through feeder funds that direct Latin American capital to global private markets, which have been active for more than 10 years. Upon closing, the acquired platform together with this existing business will form a new vertical – Global Private Markets Solutions (“GPMS”). On a pro forma basis, GPMS is positioned to launch with an aggregate FEAUM of over $9 billion and will be led by Marco D’Ippolito. This vertical will further develop a complementary pillar of growth to serve as a gateway for Latin American investors to access private markets on a global scale. “We’re very excited to announce this new addition to Patria’s investment platform, which advances an important aspect of our growth strategy”, said Alex Saigh, Patria’s Chief Executive Officer. “As we continue to see a financial deepening unfold in the region, local investor allocations to alternatives are evolving from local products to more sophisticated global exposure to the asset class. The transaction will bring Patria in- house expertise in high-demand strategies that offer diversified exposure and an attractive performance track record. This business will increase Patria’s permanent capital AUM, further diversify our product menu, and should deliver an accretive earnings stream for our shareholders.” Tailored client solutions and drawdown funds consisting of primaries, secondaries and co-investment strategies have grown into a major component of the private markets ecosystem. Primaries offer diversified exposure for investors and provide underlying general partners with an important source of anchor capital, while secondaries and co- investment strategies can provide investors with enhanced return profiles and improved portfolio management. Secondaries and co-investment strategies in particular have shown impressive growth in recent years, with global AUM growing at a CAGR of 16% and 21% respectively from 2019 to 2022. The abrdn Private Equity solutions business operates from offices in London, Edinburgh and Boston, with a team of more than 50 employees. As of June 30, 2023, the platform manages $7.8 billion of Fee Earning AUM across the aforementioned strategies through drawdown funds, a listed private equity trust and separately managed accounts, with investment exposure primarily to the European and US middle market. With an impressive performance track record over 15 years, the business has built a loyal global client base, and has current investment relationships with more than 150 general partners. Marco D’Ippolito, Patria’s Chief Corporate Development Officer said: “We are joining forces with a talented team that reflects Patria’s entrepreneurial investment culture, and acquiring an established solutions platform that brings differentiated investment capabilities to serve our clients. I am excited to work with Merrick and his team to fully leverage Patria’s platform as we grow together.” Merrick McKay, the Head of abrdn Private Equity, said: “We are delighted to be the cornerstone platform in Patria’s new Global Private Markets Solutions strategy vertical, recognizing that this is Patria’s first acquisition outside Latin America. We believe that Patria is an excellent partner for our business and clients, as the combination will support and enhance our continued development as a leading European and US private equity solutions provider for institutional investors. This includes the ability to offer our private equity solutions to the fast-growing Latin American market where Patria has such a leading presence and strong reputation. We also look forward to working with Patria’s global distribution team, which manages Patria’s long-lasting relationships with many of the world’s most sophisticated private markets investors.” Transaction Details Transaction includes total consideration of up to £100 million (or currently ~$122 million) payable to the seller in cash, with £80 million as base value and £20 million contingent on certain performance factors. Timing of payments includes £60 million payable at closing, £20 million payable at 24 months from closing, and up to £20 million payable at 36 months from closing pending certain performance factors. The initial payment of £60 million will be financed through a bank credit facility maturing 36 months after closing. The transaction is expected to close in the first half of 2024 pending regulatory approvals, and is expected to be accretive to Patria shareholders in 2024. Rothschild & Co served as financial advisor and Macfarlanes LLP served as legal advisor to abrdn. Latham & Watkins LLP served as legal advisor to Patria. Conference Call & Webcast Information Patria will host a conference call on Monday, October 16, 2023 at 9:30 am (Eastern Time) to discuss the transaction. The conference call can be accessed via webcast on the Events section of Patria’s IR website at https://ir.patria.com. A presentation on the transaction will be posted to Patria’s IR website and on the SEC website at https://www.sec.gov in advance of the conference call.

About Patria Investments Patria is a leading alternative investment firm focused on Latin America, with over 30 years of history and combined assets under management of $28.2 billion, and a global presence with offices in 10 cities across 4 continents. Patria aims to provide consistent returns in attractive long-term investment opportunities that allow for portfolio diversification through its Private Equity, Infrastructure, Credit, Public Equities and Real Estate products. Through its investments Patria seeks to transform industries and untangle bottlenecks, generating attractive returns for its investors, while creating sustainable value for society. Further information is available at www.patria.com. Forward-Looking Statements This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify these forward-looking statements by the use of words such as "outlook," "indicator," "believes," "expects," "potential," "continues," "may," "can," "will," "should," "seeks," "approximately," "predicts," "intends," "plans," "estimates," "anticipates" or the negative version of these words or other comparable words. Such forward-looking statements are subject to various risks and uncertainties. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. We believe these factors include but are not limited to those described under the section entitled “Risk Factors” in our annual report on Form 20-F, as such factors may be updated from time to time in our periodic filings with the United States Securities and Exchange Commission (“SEC”), which are accessible on the SEC’s website at www.sec.gov. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in our periodic filings. The forward-looking statements speak only as of the date of this press release, and we undertake no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. Media Contact: Ideal H+K Strategies / patria@ideal.pr Fabio Martins: (+55 11) 9.7336-1526 / fabio.martins@ideal.pr Rodrigo Fonseca: (+55 11) 9.4846-5003 / rodrigo.fonseca@ideal.pr Patria Shareholder Relations: Josh Wood: +1 917 769 1611 / josh.wood@patria.com